UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

NASDAQ Notification Regarding Minimum Bid Price Deficiency

On April 24, 2026, BGM Group Ltd. (the “Company”) received a deficiency letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC ( “Nasdaq”) notifying the Company that it is not in compliance with Nasdaq Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the closing bid price for the Company’s Class A ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s Class A ordinary shares.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until October 21, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. To regain compliance with the Minimum Bid Price Requirement, the closing bid price of the Company’s Class A ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of the Compliance Period. If the Company regains compliance with the Minimum Bid Price Requirement, Nasdaq will provide the Company with written confirmation and will close the matter.

If the Company does not regain compliance with the Minimum Bid Price Requirement during the Compliance Period, the Company may be eligible for an extension of an additional 180 calendar days, provided that the Company meets the applicable market value of publicly held shares requirement for continued listing and all other applicable initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provides written notice of its intention to cure the Minimum Bid Price Requirement deficiency during the extended compliance period.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (as may be extended), the Company’s Class A ordinary shares will be subject to delisting.

The Company is monitoring the closing bid price of its Class A ordinary shares and evaluating options to regain compliance with the Minimum Bid Price Requirement, including by effecting a reverse stock split, if necessary. However, there can be no assurance that the Company will be able to regain or maintain compliance with the Minimum Bid Price Requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Engine Group Holding Limited

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Co-Chief Executive Officer

Date: April 30, 2026